FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.                   Reporting Issuer

PLATINUM GROUP METALS LTD.
328 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone:  (604) 899-5450     Facsimile:  (604) 484-4710

Item 2.                   Date of Material Change  October 24, 2007

Item 3.                   Press Release

The Issuer issued a press release at Vancouver, BC dated October 24, 2007 to the TSX.

Item 4.                   Summary of Material Change

Platinum Group Metals Ltd. (PTM-TSX; PLG-AMEX) announces that it has added Peter Busse, as Chief Operating Officer, to the Company.

Item 5.                   1.) Full Description of Material Change
See the news release dated October 24, 2007.

2.) Disclosure for Restructuring Transactions N/A

Item 6.	Reliance on Section 85(2) of the Act (British Columbia) And Section 118(2) of the Act (Alberta)	N/A

Item 7.                      Omitted Information                                                                N/A

Item 8.                      Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO     Phone: (604) 899-5450

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 25th day of October, 2007.

Platinum Group Metals Ltd.
“R. Michael Jones”

R. Michael Jones, President & CEO